SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA · ASIA PACIFIC · EUROPE	meng.ding@sidley.com +852 2509 7858

September 6, 2023

CONFIDENTIAL

Claire DeLabar

Robert Littlepage

Austin Pattan

Larry Spirgel

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobile-health Network Solutions
Amendment No. 1 to Draft Registration Statement on Form F-1
Confidentially Submitted August 17, 2023
CIK No. 0001976695

Dear Ms. DeLabar, Mr. Littlepage, Mr. Pattan and Mr. Spirgel,

On behalf of our client, Mobile-health Network Solutions (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 29, 2023 regarding the Company’s draft registration statement on Form F-1 confidentially submitted on August 17, 2023 (the “Amendment No. 1 to Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Amendment No. 2 to Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Amendment No. 1 to Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 2 to Draft Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee,
Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,
Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*
Consultants | Hon Au Yeung, Huberta Chow X.L., Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K.,
Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel

Amendment No.1 to the Draft Registration Statement

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

1.	We note your response to our prior comment 7. Please amend your disclosure to include the descriptions provided in your response. Your revised disclosure should clearly define any key metrics, explain how they are used, and describe the formulas for calculating them.

Please refer to the revised disclosure on page 49 of the Amendment No. 2 to the Draft Registration Statement in response to the Staff’s comment.

Exhibits

2.	We note your response to our prior comment 4. The Medical Services Agreement with customer A appears to be a material agreement that is required to be filed pursuant to Item 601(b)(10) of Regulation S-K. There are regulatory provisions under the federal securities laws and other federal statutes that permit the redaction of certain confidential information from a material agreement; however, these provisions do not permit the entire agreement to be omitted from your public filings. Therefore, we reissue our prior comment 4.

Please refer to the Exhibit 10.5 of the Amendment No. 2 to the Draft Registration Statement in response to the Staff’s comment.

***

If you have any questions regarding the Amendment No. 2 to the Draft Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Teoh Pui Pui, Chairman of the Board of Directors, Co-Chief Executive Officer and Chief Operating Officer
Siaw Tung Yeng, Director and Co-Chief Executive Officer
Raymond Oh, Partner, Sidley Austin
Sundra Zhao, Partner, Simon & Edward, LLP
David Levine, Partner, Loeb & Loeb LLP